Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

A. Operating Results

Overview

We are a holding company incorporated in the Cayman Islands and are not a Chinese operating company. As a holding company with no material operations of our own, our operations have been conducted in China by our subsidiaries and through the VIE Agreements, with the VIE and the VIE’s subsidiaries. For accounting purposes, we control and receive the economic benefits of the VIE and the VIE’s subsidiaries’ business operations through such the VIE Agreements, which enables us to consolidate the financial results of the VIE and the VIE’s subsidiaries in our consolidated financial statement under U.S. GAAP. Neither we nor our subsidiaries own any equity interests in the VIE or the VIE’s subsidiaries. We have evaluated the guidance in FASB ASC 810 and determined that we are regarded as the primary beneficiary of the VIE, for accounting purposes, as a result of our direct ownership in Tianyu and the provisions of the VIE Agreements. Accordingly, we treat the VIE and the VIE’s subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIE and the VIE’s subsidiaries in our unaudited condensed consolidated financial statements in accordance with U.S. GAAP.

Our Class A ordinary shares are shares of our offshore holding company in the Cayman Islands instead of shares of the VIE or the VIE’s subsidiaries in China, therefore, as an investor, you will not directly hold equity interests in the VIE or the VIE’s subsidiaries, and you may never directly hold equity interests in the VIE or the VIE’s subsidiaries through your investment in our Class A ordinary shares. For a description of the VIE Agreements, see “Item 3. Key Information—Our VIE Agreements” of our annual report for the fiscal year ended December 31, 2024 filed with the SEC on March 28, 2025.

The VIE is a contract logistics service provider in China. Contract logistics is a comprehensive process that merges traditional logistics with supply chain management. Contract logistics companies outsource resource management tasks to third-party companies and handle activities such as planning and designing supply chains, designing facilities, processing orders, collecting payments, managing inventories, and providing client services.

Our integrated logistics solution services are comprised of three business streams: (1) B2B freight transportation; (2) cloud storage; and (3) value-added services. Since 2001, we, through the VIE and the VIE’s subsidiaries, have developed extensive and reliable transportation networks in China, covering 382 cities in over 32 provinces as of June 30, 2025.

We, through the VIE and the VIE’s subsidiaries, operate on a scalable integrated network model, which we believe is best suited to support our business and maintain the quality of our comprehensive logistics services. As a contract logistics company, we, through the VIE and the VIE’s subsidiaries, directly own and operate all of our regional sorting centers, Cloud OFCs, and service outlets. We, through the VIE and the VIE’s subsidiaries, also directly own and operate our fleets. In order to establish a broader network and provide more efficient services, we, through the VIE and the VIE’s subsidiaries, cooperate with third-party transportation providers in providing freight transportation services. We believe this network model allows us to achieve strong operating results while maintaining and minimizing fixed costs and capital requirements, which results in higher return on earnings and equities.

Operational efficiency, cost management, and competitive pricing are critical to the success of a contract logistics company. We, through the VIE and the VIE’s subsidiaries, have achieved strong operational efficiency through centralized control and management of 25 regional sorting centers, 57 Cloud OFCs, 18 service outlets, approximately 430 self-owned trucks and vehicles, and over 67,000 transportation providers, route planning and optimization, and transportation and managements system.

For the six months ended June 30, 2025 and 2024, our net revenue, mainly generated from providing transportation and warehouse storage management services, was approximately $263.4 million and $227.1 million, respectively. Our total net revenue increased by approximately 16.0% during the half year 2025 compared to the same period in 2024, primarily driven by the higher net revenue from transportation services. We recorded net income of approximately $6.0 million and $5.0 million for the six months ended June 30, 2025 and 2024, respectively.

General Factors Affecting Our Results of Operations

Our business and operating results are affected by a number of general factors in China’s transportation industry, including, but not limited to:

●	China’s overall economic growth, level of urbanization and level of consumption;
●	the development of the manufacturing industry, fast moving consumer goods industry, telecommunication industry, and publishing industry; and
●	market competition.

Unfavorable changes in any of these general factors could materially and adversely affect our business and our results of operations.

Key Factors Affecting Our Results of Operations

Our ability to expand our customer base

We will continue to seek to expand our customer base to achieve sustainable growth. We aim to attract new customers and maintain our existing customers. We acquire customers for our transportation services through the referral of our existing customers and our own efforts including online and off-line advertising. We plan to strengthen our partnerships by improving the quality and variety of our services. Additionally, we plan to put on more efforts to acquire more warehouse storage management service customers through our existing transportation service customers.

Strategic Acquisitions and Investments

We may selectively pursue acquisitions, investments, joint ventures and partnerships that we believe are strategic and complementary to our operations and technology. The business or financial performance of the companies we have invested in as well as our ability to successfully integrate these investments with our existing business would impact our results of operations and financial conditions.

Results of Operations

The following consolidated results of operations include the results of operations of the Company, its wholly owned subsidiaries and consolidated the VIE and the VIE’s subsidiaries.

The following table summarizes our consolidated results of operations, both in absolute amounts and as percentages of our total net revenue for the periods presented. The operating results in any historical period are not necessarily indicative of the results that may be expected for any future period.

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For the six months ended June 30, 2025 and 2024

	For the Six Months Ended June 30,
	2025		2024		Change
	(In thousands)%		(In thousands)%		(In thousands)%
Revenue
Transportation	$254,716	96.7%	$217,450	95.8%	$37,266	17.1%
Warehouse storage management services	7,053	2.7%	8,274	3.6%	(1,221)	(14.8)%
Other revenue	1,665	0.6%	1,407	0.6%	258	18.3%
Net revenue	263,434	100%	227,131	100%	36,303	16.0%
Cost of revenue	(239,364)	(90.9)%	(206,046)	(90.7)%	(33,318)	16.2%
Gross profit	$24,070	9.1%	$21,085	9.3%	$2,985	14.2%

Net revenues

Transportation services

We, primarily through the VIE and the VIE’s subsidiaries, provide transportation services to companies in mainland China. Our major customers are in the manufacturing industry, the fast-moving consumer goods industry, the new energy (vehicle) industry, the telecommunication industry, and the publishing industry. Revenue from transportation services is recognized upon customers’ receipt of the transported goods.

Warehouse storage management services

We, primarily through the VIE and the VIE’s subsidiaries, generate revenue from warehouse storage management services through the provision of warehouse storage management services to various customers. We help companies place the goods and maintain the daily input and output of the goods. We primarily charge our customers service fees for our storage services and daily management services. Revenue from the warehouse storage management services is recognized over the service period.

Our net revenues increased by approximately 16.0% from approximately $227.1 million for the six months ended June 30, 2024 to approximately $263.4 million for the six months ended June 30, 2025. The increase was primarily driven by a significant increase in revenue from our transportation services.

Net revenues generated from our transportation services increased by approximately 17.1% from approximately $217.5 million for the six months ended June 30, 2024 to approximately $254.7 million for the six months ended June 30, 2025. The growth was primarily driven by the expansion of services with existing clients, reflecting a deepened partnership and expanded service offerings.

Net revenue generated from our warehouse storage management services decreased by approximately 14.8% from approximately $8.3 million for the six months ended June 30, 2024 to approximately $7.1 million for the six months ended June 30, 2025. The decrease was primarily due to a shifting of focus on transportation services for the six months ended June 30, 2025.

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Cost of revenues

Our cost of revenue consists of cost of transportation services and cost of warehouse storage management services. The cost of transportation services comprises cooperation cost (the payments made to third-party transportation providers), depreciation and amortization expenses, toll fees, employee wages and benefits and fuel cost. Cooperation cost is the direct cost of transportation paid by the Company to third-party transportation providers, who are independent contractors and third-party carriers. The cost of warehouse storage management services consists of rental fees, handling fees, employee wages and benefits in connection with our services to our clients.

Our cost of revenues increased by approximately 16.2%, from approximately $206.0 million for the six months ended June 30, 2024 to approximately $239.4 million for the six months ended June 30, 2025, which was in line with the increase in revenue.

Gross profit

Our overall gross profit increased by approximately 14.2% from approximately $21.1 million for the six months ended June 30, 2024 to approximately $24.1 million for the six months ended June 30, 2025. For the six months ended June 30, 2025 and 2024, our overall gross margin was approximately 9.1% and 9.3%, respectively. The gross margin decreased mainly because we offer more competitive prices in response to the fierce market competition.

	For the Six Months Ended June 30,
	2025	2024	Change
	(In thousands)	(In thousands)	(In thousands)%
Operating expenses
Selling and marketing	$(2,864)	$(2,861)	$(3)	0.1%
General and administrative	(13,414)	(11,669)	(1,745)	15.0%
Total operating expenses	$(16,278)	$(14,530)	$(1,748)	12.0%

Operating expenses

Our operating expenses increased by approximately 12.0% from approximately $14.5 million for the six months ended June 30, 2024 to approximately $16.3 million for the six months ended June 30, 2025 for the following reasons:

Selling and marketing expenses

Our selling and marketing expenses consist primarily of employee wages, rental expenses, benefits for sales and marketing staff, depreciation expenses and other daily expenses related to sales and marketing functions.

Our selling and marketing expenses kept at approximately $2.9 million for the six months ended months ended June 30, 2025 and 2024.

General and administrative expenses

Our general and administrative expenses consist primarily of employee wages and benefits for corporate employees, rental expenses, depreciation and amortization expense and other expenses which are related to the general corporate functions.

Our general and administrative expenses increased by approximately 15.0% from approximately $11.7 million for the six months ended June 30, 2024 to approximately $13.4 million for the six months ended June 30, 2025, which was attributable to increased employee salaries and benefits.

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Income from operations

As a result of the foregoing, our profit from operations increased by approximately 18.9% from approximately $6.6 million for the six months ended June 30, 2024 to approximately $7.8 million for the six months ended June 30, 2025.

	For the Six Months Ended June 30,
	2025	2024	Change
	(In thousands)	(In thousands)	(In thousands)%
Other income (expense)
Interest income	$41	$46	$(5)	(10.9)%
Interest expense	(1,315)	(879)	(436)	49.6%
Other income (expense), net	250	(73)	323	(442.5)%
Total other expense, net	$(1,024)	$(906)	$(118)	13.0%

Our total net other expense increased by approximately 13.0% from approximately $0.9 million for the six months ended June 30, 2024 to approximately $1.0 million for the six months ended June 30, 2025 for the following reasons:

Interest expense

Our interest expense increased by approximately 49.6% from approximately $0.9 million for the six months ended June 30, 2024 to approximately $1.3 million for the six months ended June 30, 2025, as a result of an increased average bank loans balance for the six months ended June 30, 2025 compared with six months ended June 30, 2024.

Other income (expense), net

Our other income (expense) mainly consists of government subsidies, penalties and others. Other income, net amounted to approximately $0.3 million for the six months ended June 30, 2025, as compared to other expense, net of approximately $0.07 million for the six months ended June 30, 2024. The change was due to increased one-time compensation income and gain from disposal of property and equipment.

	For the Six Months Ended June 30,
	2025	2024	Change
	(In thousands)	(In thousands)	(In thousands)%

Income before income taxes	$6,768	$5,649	$1,119	19.8%
Provision for income taxes	(787)	(637)	(150)	23.5%
Net income	$5,981	$5,012	$969	19.3%

Income before income taxes

As a result of the foregoing, our income before income taxes increased by approximately 19.8% from approximately $5.6 million for the six months ended June 30, 2024 to approximately $6.8 million for the six months ended June 30, 2025.

Provision for income taxes

The effective income tax rate was approximately 11.3% and 11.6% for the six months ended June 30, 2024 and 2025, respectively.

Net income

As a result of the foregoing, our net income increased by approximately 19.3% from approximately $5.0 million for the six months ended June 30, 2024 to approximately $6.0 million for the six months ended June 30, 2025.

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Impact of Foreign Currency Fluctuations

The reporting currency of the Company is USD. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The foreign currency translation from RMB to USD could materially affect our financial condition and results of operations due to the fluctuation of exchange rate. The exchange rates in effect are shown below:

U.S. Dollar Exchange Rate	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024	Year ended December 31, 2024
At the end of the period - USD: RMB	US$1=RMB7.1586	US$1=RMB7.1268	US$1=RMB7.1884
Average rate for the period - USD: RMB	US$1=RMB7.1839	US$1=RMB7.1051	US$1=RMB7.1217

We did not have any foreign currency investments hedged by currency borrowings or other hedging instruments in the six months ended June 30, 2025 and 2024.

B. Liquidity and Capital Resources

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE. Approval from or registration with appropriate government authorities is, however, required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 3. Key Information—D. Risk Factors—Risk Factors—Governmental control of currency conversion may affect the value of your investment and our payment of dividends” of our annual report for the fiscal year ended December 31, 2024 filed with the SEC on March 28, 2025.

Current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its respective registered capital. We had various outstanding bank loans of approximately $65.2 million as of June 30, 2025. We have also entered into non-cancellable operating lease agreements for several offices, operating facilities and warehouses. The following table sets forth our contractual obligations as of June 30, 2025:

	Payments Due by Period (Amount in thousand)
	Total	Within 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Bank loans	$65,197	$49,151	$3,086	$4,218	$8,742
Operating lease commitments	7,929	4,113	2,663	598	555
Total	$73,126	$53,264	$5,749	$4,816	$9,297

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Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2025	2024
	(In thousands)	(In thousands)
Net cash used in operating activities	$(14,542)	$(11,797)
Net cash used in investing activities	(10,729)	(14,938)
Net cash flows provided by financing activities	3,892	12,280
Effects of exchange rate changes on cash, cash equivalents and restricted cash	90	(135)
Cash, cash equivalents and restricted cash, beginning of period	40,214	29,292
Cash, cash equivalents and restricted cash, end of period	$18,925	$14,702

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiary and the VIE in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiary in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to the VIE only through loans. Foreign currency capital of a foreign-invested enterprise may be converted into Renminbi capital at its will according to the actual operation of the enterprise, as long as it is within such enterprise’s business scope.

Cash flows in Operating Activities

For the six months ended June 30, 2025, net cash used in operating activities was approximately $14.5 million, which was primarily comprised of decreased accounts payable of approximately $24.0 million, increased prepayments and other current assets of approximately $4.6 million, decreased operating lease liabilities of approximately $2.0 million, and increased due from related parties of approximately $1.6 million. Net cash used in operating activities was partially offset by net income of approximately $6.0 million, adjusted for non-cash items such as depreciation and amortization expense for property and equipment of approximately $3.2 million, approximately $2.1 million for amortization of operating lease right-of-use assets, approximately $3.1 million decrease in accounts receivable , approximately $1.7 million decrease in other non-current assets and approximately $1.4 million increase in tax payables.

For the six months ended June 30, 2024, net cash used in operating activities was approximately $11.8 million, which was primarily comprised of increased accounts receivable of approximately $10.1 million, decreased accrued expanse and other current liabilities of approximately $8.1 million, decreased operating lease liabilities of approximately $3.6 million, decreased of accounts payable of approximately $3.4 million and decreased salary and welfare payable of approximately $2.3 million, and increased prepayments and other current assets of approximately $1.8 million. Net cash used in operating activities was partially offset by net income of approximately $5.0 million, adjusted for non-cash items such as depreciation and amortization expense for property and equipment of approximately $3.3 million, approximately $3.6 million for amortization of operating lease right-of-use assets and approximately $3.7 million decrease in other non-current assets.

Cash flows in Investing Activities

For the six months ended June 30, 2025, net cash used in investing activities was approximately $10.7 million, consisting primarily of cash used to acquire property and equipment of approximately $7.8 million and approximately $3.0 million cash used for loan to a third party.

For the six months ended June 30, 2024, net cash used in investing activities was approximately $14.9 million, consisting primarily of cash used to acquire property and equipment of approximately $14.3 million, approximately $9.1 million cash used for purchasing intangible assets and approximately $9.1 million cash paid for investments deposit, mainly offset by approximately $9.7 million net cash received from disposal of subsidiaries, investments deposit refund of approximately $6.8 million and cash proceeds received from disposal of property and equipment of approximately $1.0 million.

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Cash flows in Financing Activities

For the six months ended June 30, 2025, net cash provided by financing activities was approximately $3.9 million, consisting primarily of cash proceeds from bank loans of approximately $36.3 million (including both short-term and long-term bank loans) and cash proceeds from notes payable of approximately $1.4 million, offset by cash repaid for bank loans of approximately $27.2 million and cash repaid for notes payable of approximately $7.0 million.

For the six months ended June 30, 2024, net cash provided by financing activities was approximately $12.3 million, consisting primarily of cash proceeds from bank loans of approximately $36.1 million (including both short-term and long-term bank loans), cash proceeds from notes payable of approximately $19.0 million and capital contributed by a non-controlling shareholder of approximately $1.0 million, partially offset by cash repaid for bank loans of approximately $26.9 million and cash repaid for notes payable of approximately $16.9 million.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with the purchase of fixed assets, including electronic equipment, office equipment and vehicles, and intangible assets. Our capital expenditures were approximately $7.8 million and $23.3 million for the six months ended June 30, 2025 and 2024, respectively. Subsequent to June 30, 2025 and as of the issuance date of this unaudited condensed interim report, we made capital expenditures of approximately $1.3 million. We intend to fund our future capital expenditures with our existing cash balance, proceeds of bank loans and proceeds from the new equity financing.

Off-Balance Sheet Commitments and Arrangements

As of June 30, 2025, the Company had letters of guarantee in aggregate of approximately $7.1 million (RMB50.7 million) issued by several   banks to the customers, which terms extend through 2027. The Company was required to maintain restricted cash of approximately $2.1 million (RMB15.2 million) for letters of guarantee.

As of June 30, 2025, we have not recorded any liabilities related to these letters of guarantee, as there are no indications of default. However, these commitments represent potential obligations that could result in liabilities if we fail to fulfill agreement terms.

We have not entered into any derivative contracts indexed to our shares that are classified as shareholder’s equity or that are not reflected in our unaudited condensed consolidated financial statements. Additionally, we do not have any retained or contingent interests in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interests in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of our annual report for the fiscal year ended December 31, 2024 filed with the SEC on March 28, 2025.

D. Trend Information

Other than as described elsewhere in this unaudited condensed interim report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations because of changes in our estimates. Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. For the six months ended June 30, 2025, we identified no critical accounting estimates in the preparation of our unaudited condensed consolidated financial statements.

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